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Exhibit 21.1

List of Subsidiaries of Consumer Source Inc.(1)

Name of Subsidiary	Jurisdiction of Organization
Consumer Source Holdings Inc.	DE
Distributech LLC	DE
Guilas do Brazil Ltda.	Brazil
HPC do Brasil Ltda.	Brazil
HPC Interactive LLC	DE
HSW Video LLC*	DE
IntelliChoice, Inc.*	CA
Intermediate Holdco, LLC.*	DE
Kagan Asia Media Ltd.*	UK
Kagan Seminars, Inc.*	CA
Kagan World Media Limited*	UK
Media Central Acquisition, LLC*	DE
Media Central LLC*	DE
PRIMEDIA Information Inc.*	DE
PRIMEDIA Ventures, Inc.*	DE
PRIMEDIA Workplace Learning, LP	DE
San Diego Auto Guide Inc.	DE

(1)
Subsidiaries of Consumer Source Inc. post-spin.

Note: (*) indicates an inactive subsidiary.

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List of Subsidiaries of Consumer Source Inc.(1)